

Mail Stop 3030

May 4, 2017

Via E-mail
Gregory S. Cole
Chief Financial Officer
K2M Group Holdings, Inc.
600 Hope Parkway SE
Leesburg, VA 20175

> **Re: K2M Group Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 7, 2017**
> **File No. 001-36443**

Dear Mr. Cole:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery